FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

15 October 2003

Proposed Capital Reorganisation of Hanson PLC

Scheme of arrangement becomes effective

The reorganisation of Hanson PLC, by way of a scheme of arrangement under section 425 of the Companies Act 1985, to introduce a new listed holding company, Hanson Building Materials PLC, became effective shortly after 4.30 pm yesterday and Hanson Building Materials PLC was renamed Hanson PLC. It is expected that the issued share capital of new Hanson PLC will be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission") at 8.00 am today, 15 October 2003.

Inquiries:

Hanson PLC

Justin Read	Tel: +44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 15, 2003